Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

Pricing Supplement dated September 4, 2020 (To Stock-Linked Underlying Supplement dated December 16, 2019, Prospectus Supplement dated December 16, 2019, and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$2,205,000 Fixed Interest Autocallable Notes Linked to the Common Stock of Apple Inc. due September 14, 2021

•                  The Fixed Interest Autocallable Notes (the “notes”) will provide quarterly Interest Payments at a rate of 2.55% (or 10.20% per annum) regardless of the performance of the common stock of Apple Inc. (the “Reference Stock”) until the earlier of maturity or automatic call.

•                  If the Closing Price of the Reference Stock on any quarterly Call Observation Date is greater than or equal to the Initial Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Interest Payment. No further amounts will be owed to you.

•                  If the notes have not been previously called, in addition to the final Interest Payment, the Payment at Maturity will depend on (i) whether a Trigger Event occurs (which occurs if the Closing Price of the Reference Stock is below 50% of the Initial Price on any Trading Day during the Observation Period) and (ii) the Closing Price of the Reference Stock on the Final Valuation Date (the “Final Price”), and will be calculated as follows:

a.                If a Trigger Event does not occur: the principal amount

b.              If a Trigger Event occurs and the Percentage Change is positive or zero: the principal amount.

c.                If a Trigger Event occurs and the Percentage Change is negative: the Physical Delivery Amount in shares of the Reference Stock, or, at our election, the cash value of those shares. In this case, you will lose some or all of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and all payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer(2)
Per Note	$1,000.00	$12.50	$987.50
Total	$2,205,000.00	$27,562.50	$2,177,437.50

(1)          Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the public offering price for investors purchasing the notes in these accounts will be $987.50 per note.

(2)          CIBC World Markets Corp. (“CIBCWM”) will receive commissions from the Issuer of 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount. CIBCWM will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The commission received by CIBCWM will be equal to the selling concession paid to such dealers.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $960.00 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on September 11, 2020 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated December 16, 2019 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073071/a19-25016_6424b2.htm

•                  Prospectus supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•                  Prospectus dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The common stock of Apple Inc. (Bloomberg ticker: AAPL) (the “Reference Stock”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$2,205,000
Term:	Approximately one year, unless previously called
Trade Date:	September 4, 2020
Original Issue Date:	September 11, 2020
Final Valuation Date:	September 7, 2021, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement.
Maturity Date:

September 14, 2021. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Interest Payments:

Regardless of the performance of the Reference Stock, you will receive a quarterly interest payment at a fixed Interest Rate (an “Interest Payment”) on each Interest Payment Date until the earlier of maturity or automatic call.

Interest Rate:	10.20% per annum (or 2.55% per quarter).
Day Count Convention:	90/360
Interest Payment Dates:

December 11, 2020, March 11, 2021, June 11, 2021 and the Maturity Date.

Each Interest Payment Date is subject to postponement as described under “Certain Terms of the Notes— Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Call Feature:

If the Closing Price of the Reference Stock on any Call Observation Date is greater than or equal to the Initial Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Interest Payment.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Observation Dates:	December 4, 2020, March 4, 2021, June 4, 2021 and the Final Valuation Date, each subject to postponement as described under “Certain Terms of the Notes—Valuation

Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement.
Call Payment Dates:	The relevant Interest Payment Date.
Payment at Maturity:

If the notes have not been previously called, in addition to the final Interest Payment, the Payment at Maturity will depend on whether a Trigger Event occurs and the Final Price, and will be calculated as follows:

•                  If a Trigger Event does not occur:

Principal Amount

•                  If a Trigger Event occurs and the Percentage Change is positive or zero:

Principal Amount

•                  If a Trigger Event occurs and the Percentage Change is negative: the Physical Delivery Amount, or, at our election, the cash value of those shares, which is equal to the Physical Delivery Amount multiplied by the Final Price. If we exercise our option to pay in cash, we will give notice of our election at least one Business Day before the Final Valuation Date.

In this case, you will receive shares of the Reference Stock or the cash value of those shares, which is expected to be worth substantially less than the principal amount of the notes as of the Final Valuation Date, and you could lose up to 100% of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

Trigger Event:	A Trigger Event occurs if the Closing Price of the Reference Stock is below its Principal Barrier Price on any Trading Day during the Observation Period.
Observation Period:

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under “Certain Terms of the Notes—Observation Periods—For Notes Where the Reference Asset Is a Single Reference Stock” in the accompanying underlying supplement.

Percentage Change:	Final Price – Initial Price, expressed as a percentage Initial Price
Physical Delivery Amount:	A number of shares of the Reference Stock calculated by dividing the principal amount by the Initial Price of the Reference Stock. Fractional shares will be paid in cash based on the Final Price.
Principal Barrier Price:	$60.44, which is 50% of the Initial Price.
Initial Price:

$120.88, which was the Closing Price of the Reference Stock on September 3, 2020, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	The Closing Price of the Reference Stock on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	136071BS5 / US136071BS52

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Closing Price of the Reference Stock relative to the Initial Price. We cannot predict the Closing Price of the Reference Stock on any Trading Day during the Observation Period, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity, excluding the final Interest Payment, on a $1,000 investment in the notes for a hypothetical range of Percentage Changes from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the sum of the Payment at Maturity and the Interest Payments received over the term of the notes per $1,000 principal amount to $1,000. The potential returns described in the following table and examples assume that the notes have not been automatically called prior to maturity and are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Interest Rate:	10.20% per annum (or 2.55% per quarter)

Hypothetical Initial Price:	$100

Hypothetical Principal Barrier Price:	$50 (50% of the Initial Price)

Hypothetical Physical Delivery Amount:	10 shares

Hypothetical Final Price	Hypothetical Percentage Change	Total Interest Payments	Trigger Event Does Not Occur(1)		Trigger Event Occurs(1)
			Hypothetical Payment at Maturity (Excluding Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)	Hypothetical Payment at Maturity (Excluding Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
$200.00	100.00%	$102.85	$1,000.00	10.285%(2)	$1,000.00	10.285%(2)
$175.00	75.00%	$102.85	$1,000.00	10.285%	$1,000.00	10.285%
$150.00	50.00%	$102.85	$1,000.00	10.285%	$1,000.00	10.285%
$125.00	25.00%	$102.85	$1,000.00	10.285%	$1,000.00	10.285%
$100.00(3)	0.00%	$102.85	$1,000.00	10.285%	$1,000.00	10.285%
$90.00	-10.00%	$102.85	$1,000.00	10.285%	10 shares(5)	0.285%*
$80.00	-20.00%	$102.85	$1,000.00	10.285%	10 shares	-9.715%*
$50.00(4)	-50.00%	$102.85	$1,000.00	10.285%	10 shares	-39.715%*
$49.00	-51.00%	$102.85	N/A	N/A	10 shares	-40.715%*
$25.00	-75.00%	$102.85	N/A	N/A	10 shares	-64.715%*
$10.00	-90.00%	$102.85	N/A	N/A	10 shares	-79.715%*
$0.00	-100.00%	$102.85	N/A	N/A	10 shares	-89.715%*

(1)                                 A Trigger Event occurs if the Closing Price is below its Principal Barrier Price on any Trading Day during the Observation Period.

(2)                                 The total return on the Notes cannot exceed the return represented by the Interest Payments.

(3)                                 The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price is set forth on page PS-3 of this pricing supplement.

(4)                                 This is the hypothetical Principal Barrier Price.

(5)                                 This is the hypothetical Physical Delivery Amount.

* Calculated based on the hypothetical Final Price.

The following examples indicate how the total payments on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: A Trigger Event Does Not Occur and the Percentage Change Is 50%.

Because a Trigger Event does not occur, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $102.85 received over the term of the notes, we would have paid a total of $1,102.85 per $1,000 principal amount, for a 10.285% total return on the notes.

Example 1 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when a Trigger Event does not occur, regardless the extent to which the price of the Reference Stock increases or decreases.

Example 2: A Trigger Event Occurs and the Percentage Change Is 20%.

Because a Trigger Event occurs and the Percentage Change is positive, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $102.85 received over the term of the notes, we would have paid a total of $1,102.85 per $1,000 principal amount, for a 10.285% total return on the notes.

Example 2 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when a Trigger Event occurs and the Percentage Change is positive or zero.

Example 3: A Trigger Event Occurs and the Percentage Change Is -75%.

Because a Trigger Event occurs and the Percentage Change is negative, the Payment at Maturity, excluding the final Interest Payment, would be the Physical Delivery Amount, and you will receive 10 shares of the Reference Stock.

At our election, you may receive the cash value of those shares based on the Final Price, which equals $250 per $1,000 principal amount (10 shares x $25).

When the Payment at Maturity, excluding the final Interest Payment, is added to the Interest Payments of $102.85 received over the term of the notes, we would have paid a total of $352.85 per $1,000 principal amount (assuming you will receive the cash value of those shares based on the Final Price), for a -64.715% total return on the notes.

Example 3 shows that if a Trigger Event occurs and the Percentage Change is negative, you will receive the Physical Delivery Amount, which is expected to be worth substantially less than the principal amount of the notes as of the Final Valuation Date, and you may lose up to 100% of your principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of the Reference Stock, but will be fully exposed to a decrease in the Reference Stock if a Trigger Event occurs and the Percentage Change is negative.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the Closing Price of the Reference Stock will be at or above the Principal Barrier Price on all of the Trading Days during the Observation Period and if not, the Final Price will be at or above the Initial Price.

•                  You seek an investment with quarterly Interest Payments at a fixed rate of 2.55% (or 10.20% per annum) regardless of the performance of the Reference Stock until the earlier of maturity or automatic call.

•                  You are willing to receive shares of the Reference Stock in a value that is substantially less than the principal amount of the notes if the notes are not called, the Closing Price of the Reference Stock is less than the Principal Barrier Price on at least one Trading Day during the Observation Period, and the Percentage Change is negative.

•                  You are willing to invest in the notes based on the fact that your maximum potential return is the return represented by the Interest Payments.

•                  You are willing to forgo participation in any appreciation of the Reference Stock.

•                  You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as three months, or you are otherwise willing to hold the notes to maturity.

•                  You are willing to forgo dividends or other distributions paid on the Reference Stock.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for all payments under the notes.

The notes may not be suitable for you if:

•                  You believe that the Closing Price of the Reference Stock will be below its Principal Barrier Price on at least one Trading Day during the Observation Period and the Final Price will be below its Initial Price.

•                  You believe that the Interest Payments, will not provide you with your desired return.

•                  You are unwilling to receive shares of the Reference Stock in a value that is substantially less than the principal amount of the notes if the notes are not called, the Closing Price of the Reference Stock is less than the Principal Barrier Price on at least one Trading Day during the Observation Period, and the Percentage Change is negative.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek an uncapped return on your investment.

•                  You seek exposure to the upside performance of the Reference Stock.

•                  You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•                  You want to receive dividends or other distributions paid on the Reference Stock.

•                  You seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on whether a Trigger Event occurs and the Final Price. The Bank will only repay you the full principal amount of your notes if a Trigger Event does not occur during the Observation Period or if it occurs, the Percentage Change is positive or zero. If the notes are not automatically called, a Trigger Event occurs, and the Percentage Change is negative, we will pay you the Physical Delivery Amount in shares of the Reference Stock or, at our election, the cash value of those shares. In that case, the Payment at Maturity is expected to be worth significantly less than the principal amount and you could lose a substantial portion or all of your principal amount if the Final Price falls to zero. Even with the Interest Payments, the return on the notes could be negative.

If a Trigger Event occurs, you may be more likely to lose a portion of your principal amount at maturity.

Your ability to benefit from the Principal Barrier Price will terminate at any time during the Observation Period if a Trigger Event occurs. A Trigger Event occurs if the Closing Price of the Reference Stock on any Trading Day during the Observation Period is less than 50% of the Initial Price.  Accordingly, it is possible that the occurrence of a Trigger Event may be associated with a greater risk of loss of all or a portion of the principal amount at maturity.

The automatic call feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Interest Payment. In addition, if the notes are called, which may occur as early as the first Call Observation Date, the aggregate amount of Interest Payments payable on the notes will be less than the aggregate amount of Interest Payments that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Interest Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic call feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

You will not participate in any appreciation of the Reference Stock and your return on the notes will be limited to the Interest Payments paid on the notes.

The Payment at Maturity will not exceed the principal amount plus the final Interest Payment and any positive return you receive on the notes will be limited to the return represented by the Interest Payments. You will not participate in any appreciation of the Reference Stock. Therefore, if the appreciation of the Reference Stock exceeds the sum of the Interest Payments paid to you, the notes will underperform an investment in securities linked to the Reference Stock providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Reference Stock.

The notes will be subject to single stock risk.

The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

If the Physical Delivery Amount is paid on the notes, you will be subject to the price fluctuation of the Reference Stock after the Final Valuation Date.

If the notes are not called, a Trigger Event has occurred, and the Final Price is less than the Initial Price, we may deliver to you at maturity the Physical Delivery Amount in shares of the Reference Stock. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease.  In addition, there is no assurance that an active trading market will continue for shares of the Reference Stock or that there will be liquidity in that trading market.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the notes depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Reference Stock, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of the Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Reference Stock has occurred, and make a good faith estimate in its sole discretion of the Closing Price for an affected Reference Stock if the relevant Call Observation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

There will be limited anti-dilution protection.

For certain events affecting shares of the Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect the Payment at Maturity. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of the Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

Higher Interest Rate or lower Principal Barrier Price are generally associated with a Reference Stock with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of the Reference Stock. The greater the expected volatility with respect to the Reference Stock on the Trade Date, the higher the expectation as of the Trade Date that the price of the Reference Stock could close below the Principal Barrier Price on a Trading Day during the Observation Period, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Interest Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Principal Barrier Price) than for similar securities linked to the performance of the Reference Stock with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Rate may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Price may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Stock can change significantly over the term of the notes. The price of the Reference Stock for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Stock and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If neither CIBCWM nor any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE REFERENCE STOCK

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of the Reference Stock Issuer. Neither we nor any of our affiliates have participated or will participate in the preparation of the Reference Stock Issuer’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Reference Stock Issuer in connection with the offering of the notes. Neither we nor any of our affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuer are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuer could affect the price of the Reference Stock and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stock is not a recommendation to buy or sell shares of the Reference Stock.

Apple Inc.

Apple Inc. designs, manufactures and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000320193. This Reference Stock trades on The Nasdaq Stock Market LLC under the symbol “AAPL.”

Historical Performance of the Reference Stock

The following graph sets forth daily Closing Prices of the Reference Stock for the period from January 1, 2015 to September 3, 2020. The Closing Price of the Reference Stock on September 3, 2020 was $120.88. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Reference Stock on any Trading Day during the Observation Period, including the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in any positive return on your investment.

Historical Performance of the Reference Stock

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Certain U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.  It does not apply to U.S. Holders subject to special rules including holders subject to Section 451(b) of the Code.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.  If, however, we elect physical settlement, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Reference Stock and the pro rata portion of your tax basis in the notes that is allocable to such fractional Reference Stock, based on the amount of cash received and the fair market value of the Reference Stock received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Reference Stock received. You should generally have a basis in the Reference Stock equal to your tax basis in the notes, other than any amount allocated to a fractional Reference Stock. The holding period for such Reference Stock should start on the day after receipt. In addition, the tax treatment of the Interest Payments is unclear. Although the tax treatment of the Interest Payments is unclear, we intend to treat the Interest Payments, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether the Reference Stock Issuer would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Stock Issuer and consult your tax advisor regarding the possible consequences to you if the Reference Stock Issuer is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S.

holders that enter, or have entered, into other transactions in respect of the Reference Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that the Reference Stock, or any other stock substituted for the Reference Stock as described under “Certain Terms of the Notes—Anti-Dilution Adjustments—Reorganization Events” in the underlying supplement, will not be “taxable Canadian property”, as defined in the Canadian Tax Act of a Non-Resident Holder, at any relevant time.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well. This summary does not discuss any tax considerations which may be applicable to the acquisition, holding or disposition of the Reference Stock (or any stock substituted therefor) acquired by a Non-Resident Holder on payment of the Physical Delivery Amount at Maturity, if applicable.  Non-Resident Holders should consult their own tax advisors in this regard.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM will purchase each of the notes from the Bank at a purchase price equal to the price to public net of a commission of 1.25% of the principal amount of such notes. Any notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for notes purchased by certain fee-based advisory accounts will be 98.75% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 1.25% of the principal amount of the notes.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated September 6, 2019, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 6, 2019, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.